Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Commission File No. of Subject Company: 000-51146

*** *** ***

The following slides were presented to Corgentech Inc. employees on September 26, 2005 starting at 4:00 PM (PST).

Corgentech and AlgoRx Announce Merger Agreement

Presentation to Corgentech Employees

September 26, 2005

FORWARD LOOKING STATEMENTS

This presentation includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this presentation include, without limitation, forecasts of product development, FDA filings, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied in this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the biotechnology industry; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in Corgentech’s Form 10-K/A for the year ended December 31, 2004 and most recently filed Form10-Q.

Corgentech and AlgoRx undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. All forward-looking statements are qualified in their entirety by this cautionary statement.

FORWARD LOOKING STATEMENTS (2)

Additional Information and Where to Find It

Corgentech Inc. intends to file a registration statement on Form S-4, and Corgentech and AlgoRx Pharmaceuticals, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Corgentech and AlgoRx. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting Corgentech Investor Relations at the email address: investors@corgentech.com.

Corgentech, AlgoRx and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Corgentech and AlgoRx in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of AlgoRx and Corgentech described above. Additional information regarding the directors and executive officers of Corgentech is also included in Corgentech’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Corgentech as described above.

CREATING LATE-STAGE COMPANY

Multiple late-stage product development programs focused on significant clinical problems

Pain management

Inflammatory diseases

Brings together development and commercial expertise in critical areas

Marketing, commercialization, regulatory affairs and clinical trials management

Financial strength and flexibility

All discovery & development programs 100% owned

AGENDA

About AlgoRx

Product Pipeline of Combined Company

Terms and Timelines

Communications

Summary

CORPORATE BACKGROUND

Therapeutic Focus

Three separate programs in pain management

History

Founded in March 2001

Raised $110.4MM

Postponed IPO in February 2005

People

~21 employees

Facilities

Secaucus, NJ and Sunnyvale, CA

AGENDA

About Corgentech

Product Pipeline of Combined Company

Terms and Timelines

Communications

Summary

PRODUCT PIPELINE

PRECLINICAL

PHASE 1

PHASE 2

PHASE 3

ALGRX 3268

Pre-procedural analgesia

ALGRX 4975

Post-surgical pain

Morton’s neuroma

Tendonitis

NF- B Decoy

Atopic dermatitis (eczema)

ALGRX 1207

Cutaneous neuropathic pain

ALGRX 3268-

TOPICAL LOCAL ANESTHESIA

Indication

Reduction of pain associated with needlesticks for venipunctures and intravenous line placements

Phase 3 trial underway

Clinical data expected in second half of 2005

Key desirable product attributes

Sterile, pre-filled, needle-free disposable delivery system (Powderject®)

Rapid onset of action

Within 1 minute with duration of about 10 minutes

No vasoconstriction

No dressings

Phase 1 and Phase 2 clinical trials involved > 1,100 adults & children

ALGRX 3268

Reduction in Pain from Venipuncture after Administration

EMLA

Package Insert for EMLA

VAS, mm

10

0

-10

-20

-30

3

60

Time after administration, minutes

ALGRX 3268

VAS, mm

10

0

-10

-20

-30

1

3

5

Time after administration, minutes

ALGRX 3268 has an onset within one minute, whereas EMLA is labeled for a pretreatment period of at least one hour

ALGRX 3268 DEVELOPMENT

Total

Protocol Age Group Phase Patients Primary Endpoint Status Primary Endpoint

Antecubital Fossa Adults 1 272 Safety and Efficacy Achieved Primary Endpoint

Back of Hand Adults 1 183 Safety and Efficacy Evaluate Circulating Achieved Primary Endpoint

Pharmacokinetics Adults 1 38 Lidocaine Achieved Primary Endpoint

Antecubital Fossa Children 2 195 Safety and Efficacy Achieved Primary Endpoint

Back of Hand Children 2 145 Safety and Efficacy Achieved Primary Endpoint

Back of Hand Children 2 306 Safety and Efficacy Achieved

Antecubital Fossa and Back of Hand Children 3 500 Safety and Efficacy Enrollment Completed

Antecubital Fossa and Back of Hand Children 3 500 Safety and Efficacy Enrollment Completed

2139

ALGRX 4975 – VR1 ANESTHETIC

Capsaicin Overview

Administered locally at the site of pain

Single administration may provide analgesia for weeks to months

Non-opioid based

Only reduces long-term noxious pain associated with C-neurons

Does not affect other nerve fibers important for motor skills

Activates the VR1 channel; expressed by pain receptor C-fibers

Blocks noxious pain with long duration

ALGRX 4975 DEVELOPMENT

Total

Protocol Phase Patients Primary Endpoint Status

Postsurgical Pain

Bunion Removal Surgery 2 40 Time to Rescue Medication Primary Endpoint Achieved

Bunion Removal Surgery 2 182 Magnitude of Pain Relief Primary Endpoint Achieved

Hernia Repair 2 48 Magnitude and Duration of Pain Relief Ongoing

Total Knee Replacement 2 60 Dosing Study Ongoing

Neuropathic Pain

Morton’s Neuroma 2 60 Magnitude and Duration of Pain Relief Ongoing

Musculoskeletal Pain

End-Stage Osteoarthritis 1 16 Safety Primary Endpoint Achieved

End-Stage Osteoarthritis 2 12 Magnitude and Duration of Pain Relief Primary Endpoint Achieved

Osteoarthritis of the Knee 2 52 Magnitude and Duration of Pain Relief Primary Endpoint Missed

Tendonitis 2 40 Magnitude and Duration of Pain Relief Achieved 30 Day Endpoint;

On-going

COMMON, CHRONIC PROBLEM

Eczema (Atopic Dermatitis)

Red, cracked, and unbearably itchy skin caused by excess inflammation in the skin

Makes the person more susceptible to infection

90% of people with AD have staph bacteria on their skin compared to <5% of people without AD

Affects about 15 million people in the United States

Affects about 10-20% of infants

Very common in all parts of the world

DRUG COMPARISON

Topical

NF- ?B Decoy Steroids Calcineurin Inhibitors

Agents

Efficacy +++ +++ ++

Twice a day

Once a day or Once/twice a day

Dosing Short-term/intermittent

less Short-term

long-term

Skin-thinning None Limits use None

Onset of

+++ +++ ++

action

Systemic May cause significant Black box warning for

Limited

exposure side effects cancer risk

Rebound None Frequent Occasional

PHASE 1/2’s: PROOF OF CONCEPT

Adults with mild-moderate eczema

200 cm2 affected area (treated area will be moderate)

Randomized, double blind

Endpoints

Safety, tolerability and PK

Multiple endpoints to assess preliminary efficacy

Physician and patient assessments of target area (signs and symptoms)

PHASE 1/2’s:

PROOF OF CONCEPT (2)

US Trial

75 patients

9 sites

Four cohorts (BID)

0.25%

20 patients

0.50%

20 patients

1.00%

20 patients

Placebo

15 patients

Parallel dosing

21 days of treatment and 28 days of follow-up

57 enrolled patients

Ex-US Trial

120 patients

9 sites (Switzerland and 8 in Australia)

Three cohorts

1.0% daily

40 patients

1.0% 2x day

40 patients

Placebo

40 patients

Parallel dosing

28 days of treatment and 14 days of follow-up

20 enrolled patients

ALGRX 1207

IND-enabling studies underway

New chemical class of local anesthetic for topical analgesia

Deep, rapid penetration of the skin and long duration of action

Addresses a wide variety of procedures including:

Neuropathic pain

Dermatological surgery

Surgical incisions

ALGRX 1207

New local anesthetic allowing rapid and complete topical anesthesia without exotic delivery

Percent complete anesthesia

0

20

40

60

80

100

-120

-110

-100

-90

Percent complete anesthesia

0

20

40

60

80

100

-120 -60

0

60

120

180

240

300

360

420

Time, minutes

Time, minutes

Lidocaine

ALGRX 1207

Unique non-clinical results in relevant models

PREVALANCE OF PAIN IN SEVEN MAJOR COUNTRIES

PATIENT NUMBERS (in thousands)

Prevalence of post-operative pain 75,068

Prevalence of back pain 208,996

Prevalence of HIV and AIDS pain 847

Prevalence of diabetic neuropathy pain 13,243

Prevalence of osteoarthritic pain 46,610

Above indications are all targets of Corgentech pipeline

Source: Datamonitor

3268: TOPICAL LOCAL

ANESTHESIA MARKET DYNAMICS

Strong focus of pain management including treatment protocols and guidelines

Increase in dedicated pediatric hospitals and specialized pediatric departments in larger general hospitals

Continuing pressure on cost reduction and patient through-put in hospitals

Reimbursement for TLAs a significant challenge for office-based procedures

Fundamental market need for easy to use, fast onset TLA

Current market dynamics provide an excellent opportunity for a fast acting, easy to use TLA product like ALGRX 3268

3268: NEEDLESTICK/VENIPUNCTURE MARKETPLACE IN THE U.S.

42M Pediatric in-hospital

315M Adult in-hospital

40M Hemodialysis visits

54K Pediatric physician offices

11K Outpatient care centers1

1.3K Blood donation centers1

At home self-administration market

1. 2001 US census

3268: TLAs IN PEDIATRIC HOSPITAL SETTINGS

Relevant Pediatric Procedures

IV Insertions 27%

Surgery/ IV Insertions 12%

Spinal Tap/ LPs 12%

Chemotherapy 1%

Blood Draws 48%

18 million procedures*

Treated Relevant Procedures

IV Insertions 35%

Surgery/ IV Insertions 19%

Spinal Tap/ LPs 11%

Chemotherapy 3%

Blood Draws 32%

2.1 million procedures**

* procedures in children 1-12 yrs. in hospitals with 200+ beds or children’s hospitals

**treated procedures in patients 1-12 yrs. in hospitals with 700+ beds or children’s hospitals (ARK consulting).

Treatment rates based on marketing research conducted by Colburn & Associates 2004

3268: CURRENT CLINICAL PRACTICE OF TLAs IN HOSPITAL SETTING

Many hospitals offer TLA agents as an option to reduce needlestick pain

Existence of established protocols for TLA use is mixed

Nurses rather than physicians usually decision maker

Some ERs apply TLAs, however use is often impractical due to delayed onset of action

TLAs are most commonly offered to pediatric patients ages 3-10

Parents and sometimes children over 10 occasionally request TLA to reduce needlestick pain

Patient and parent anxiety levels are key factors driving the use of TLAs

Previously treated children frequently request TLA

3268: PHASED MARKETING APPROACH

4975: POST-OPERATIVE PAIN MARKET

US post-operative pain market: $1.7 billion

Virtually all patients experience some level of pain post operatively

50% indicate lack of adequate pain control

Patients’ post-surgical pain experiences between 1993 and 1999 have not improved

Europe also under treats post-operative pain

Pain in hospital associated with increased length of stay, longer recovery times, poorer patient outcomes

4975: POTENTIAL TARGETS—HIGH VOLUME SURGICAL PROCEDURES

Procedure Volume

Caesarean Section 1,163,893

Hysterectomy (all) 1,042,715

Episiotomy 417,699

Arthroplasty (knee) 399,139

Hip Replacement, 343,554

total/partial

CABG 316,471

Colorectal resection 280,969

CURRENT POST-OP PAIN MEDICATIONS VS. ALGRX 4975

Epidurals

Use declining significantly due to contra-indication in combination use with anticoagulants

Opioids

Nausea, vomiting, respiratory depression and constipation

Sedation may limit the ability of the patient to ambulate and prolong time to discharge

Decreased bowel function can lead to an ileus which causes morbidity and prolongs hospitalization

Concern about addiction leads to insufficient pain relief which has physiologic consequences

Non-narcotics

Unacceptable anesthesia for moderate to severe pain

ALGRX 4975

Unlikely to be contra-indicated for use in conjunction with anticoagulants

Site-specific with limited systemic exposure and unlikely to cause nausea, vomiting, respiratory depression or sedation

No addiction potential

Long-acting with single administration and ideal for moderate to severe pain

NF-kB DECOY: ECZEMA MARKET

Eczema market is comprised of mild, moderate and severe patient segments within the pediatric and adult patient populations

Patient Population Segmented by Mild, Moderate and Severe (US, EU, Japan)

Moderate 30%

15.6M

Severe 10%

5.2M

31.1M

Mild 60%

Sources:

1. International Consensus Conference on Atopic Dermatitis II: clinical update and current treatment strategies, BJD, 2003; 148 (Suppl. 63): 3-10

2. Prevalence of Atopic Dermatitis in Japanese Adults, Muto T, Hsieh SD et al., BJD, 2003 Jan; 148(1): 117-21

NF-kB DECOY: RETAIL Rx SALES (U.S.)

Total Dollars (millions) $0 $100 $200 $300 $400 $500 $600 $700 $800 $900

1999

2000

2001

2002

2003

2004

Corticosteroids

Protopic

Elidel

Source: IMS Health, 2004

1207: TARGET MARKET

Deep, rapid penetration of the skin

Long duration of action

Addresses neuropathic pain market

Non-exotic delivery

Lidoderm® (Endo Pharmaceuticals) Postherpetic Neuralgia Indication

($ in millions)

2001 (IMS) $45

2002 (IMS) $107

2003 (IMS) $215

2004E (Endo) $300

2005E (Endo) $400

AGENDA

About Corgentech

Product Pipeline of Combined Company

Terms and Timelines

Communications

Summary

TERMS OF MERGER AGREEMENT

Both Secaucus and South San Francisco facilities to remain open

Headquarters: South San Francisco

Combined management team will work to integrate the companies and to identify synergies, redundancies and needs across the combined organization

Corgentech and AlgoRx currently employ ~95 people total

Goal is to complete assessment over next three weeks

Board and Management

New Board of Directors composed of: Richard Brewer, Dr. Charles Cohen, Thomas Colligan, Carter Eckert, Dr. Rodney Ferguson, John McLaughlin, Dr. Arnold Oronsky and Dr. Michael Powell

A ninth board member to be identified and added soon after deal approval

Management

John McLaughlin as CEO

Dr. Ronald Burch as VP of Development

Richard Powers as CFO

James Huang as President with primary responsibility for commercial and other operations, key liaison to AlgoRx

Stock Transaction

As of the date of closing of the merger agreement, Corgentech would issue sufficient shares such that AlgoRx shareholders would receive, in a tax-free exchange, 62% of the combined company and Corgentech shareholders would own 38% of the combined company

PROJECTED TIMETABLE

Sept 23

Execute merger agreement

Sept 26

Analyst call pre-market open from AlgoRx

AlgoRx employee meeting in mid-morning

Fly to SF

Corgentech employee meeting in mid-afternoon

October and thereafter

Investor and analyst meetings

Week of Oct 17

File S-4 with SEC

PROJECTED TIMETABLE (2)

Week of Nov 14

First round of SEC comments

File first amendment to S-4

Week of Nov 21*

Second round of SEC comments

File second amendment

Week of Dec 5*

Record date

Week of Jan 2, 06*

Shareholder special meetings

* These dates assume that the SEC seeks additional review of our filings.

This additional review may or may not occur. The timetable could be as much as three weeks earlier if the SEC does not have comments on the submission.

AGENDA

About Corgentech

Product Pipeline of Combined Company

Terms and Timelines

Communications

Summary

COMMUNICATIONS

Identify key individual contacts in Secaucus, Sunnyvale, and SSF to assure clear communication, answer questions, etc. during transition period

Project teams

Good venue to share information, discuss issues, solve problems, allocate resources

Minutes within 36 hours – good means to update, share decisions, advise on timeline

Regularly scheduled video-conferences for teams and subteams

Encourage ad hoc meetings to brainstorm solutions

Important with four project teams, filing NDA, etc.

AGENDA

About Corgentech

Product Pipeline of Combined Company

Terms and Timelines

Communications

Summary

STRONG COMBINED COMPANY

Increased development resources (personnel and financial) assure timely execution of multiple clinical trials

Additional regulatory, manufacturing and quality resources assure timely FDA submissions, increased likelihood of successful plant inspections needed for FDA approval and negotiation of long term contracts for uninterrupted product supply

Commercial resources assure proper positioning, sales roll out and reimbursement for maximizing sales

Multiple technological approaches offer risk diversification in product portfolio

Business development resources allow enhanced shareholder return through strategic product partnering

Substantial financial resources